SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2019 Results October 25, 2019 Page | 1

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, October 25, 2019 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the third quarter of 2019. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2019 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Top line was up 5.9% in 3Q19, with volume increase of 0.8% and growth in net revenue per hectoliter (NR/hl) of 5.1%. Net revenue was up in Brazil (+2.9%), Central America and the Caribbean (CAC) (+6.8%) and Latin America South (LAS)1 (+22.3%), and was down in Canada (-3.2%). In Brazil, volume was down 0.4% and NR/hl rose by 3.4%. In CAC, volume and NR/hl grew by 2.8% and 3.8%, respectively. In LAS, volume was up 6.0% and NR/hl rose by 15.3%. In Canada, while volume declined (-5.1%), NR/hl increased by 2.0%. Year to date, on a consolidated basis, net revenue was up 8.5%, with volume increasing by 2.5% and NR/hl growing by 5.8%.

Cost of goods sold (COGS): In 3Q19, COGS and cash COGS (excluding depreciation and amortization) were up 21.8% and 21.3%, respectively. On a per hectoliter basis, COGS grew by 20.9% while cash COGS was up 20.3%, mainly due to inflationary pressures in Argentina, FX and higher commodities prices. Year to date, COGS and cash COGS increased by 16.6% and 17.8%, respectively. On a per hectoliter basis, COGS rose by 13.8% while cash COGS was up 14.9%.

Selling, general & administrative (SG&A) expenses: In 3Q19, SG&A and cash SG&A (excluding depreciation and amortization) were up 7.2% and 2.4%, respectively, below our weighted average inflation (approximately 5.8%). The increase was driven by inflationary pressure in Argentina, partially offset by projects related to non-working money expenses. Year to date, SG&A and cash SG&A grew by 4.4% and 3.4%, respectively.

EBITDA, gross margin and EBITDA margin: In 3Q19, EBITDA reached R$ 4,401.5 million, with an organic reduction of 5.4%, with a gross margin of 56.3% (-560bps) and EBITDA margin of 36.9% (-450bps). Year to date, EBITDA was R$ 14,222.4 million (+2.9%), with gross margin and EBITDA margin reaching 58.4% (-290bps) and 38.7% (-220bps), respectively.

Normalized profit and EPS: Normalized profit was R$ 2,441.8 million in 3Q19, 15.8% lower than in 3Q18, due to higher income taxes, partially offset by lower financial expenses. Normalized EPS in the quarter was R$ 0.15 (-17.8%). Year to date, normalized profit increased by 1.0%, reaching R$ 7,916.4 million, with normalized EPS of R$ 0.48 (+0.3%).

Cash generation and CAPEX: Cash flow from operating activities in 3Q19 was R$ 3,552.2 million (-34.2%) and CAPEX reached R$ 1,623.7 million (+72.7%). Year to date, cash flow from operating activities totaled R$ 8,746.4 million (-8.5%) and CAPEX increased by 38.2% to R$ 3,065.6 million.

1 The impacts on reported figures and organic growth resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, are detailed on the section Financial Reporting in Hyperinflationary Economies - Argentina (page 21).

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 2

Financial highlights - Ambev consolidated	3Q18	3Q19	% As Reported	% Organic	YTD18	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	37,494.5	37,785.7	0.8%	0.8%	112,961.1	115,947.3	2.6%	2.5%
Net revenue	11,063.7	11,957.7	8.1%	5.9%	34,213.5	36,742.9	7.4%	8.5%
Gross profit	6,697.9	6,727.9	0.4%	-3.7%	21,009.5	21,444.2	2.1%	3.4%
% Gross margin	60.5%	56.3%	-420 bps	-560 bps	61.4%	58.4%	-300 bps	-290 bps
Normalized EBITDA	4,593.5	4,410.5	-4.0%	-5.4%	14,054.1	14,222.4	1.2%	2.9%
% Normalized EBITDA margin	41.5%	36.9%	-460 bps	-450 bps	41.1%	38.7%	-240 bps	-220 bps

Profit	2,885.4	2,604.4	-9.7%		7,884.0	7,969.4	1.1%
Normalized profit	2,900.7	2,441.8	-15.8%		7,836.9	7,916.4	1.0%
EPS (R$/shares)	0.18	0.16	-11.6%		0.49	0.49	0.5%
Normalized EPS (R$/shares)	0.18	0.15	-17.8%		0.48	0.48	0.3%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

IFRS 16/CPC 06 (R2) ADOPTION AND 2018 RESTATEMENT

Effective as of January 1, 2019, IFRS 16/CPC 06 (R2) replaces the previous lease accounting requirements and introduces significant changes to the accounting and disclosure of leases which were previously considered as operational. The Company opted for a complete retroactive adoption of IFRS 16/CPC 06 (R2) and, therefore, published its Financial Statements filed with the CVM and submitted to SEC restating 2018 results. For more details refer to our Quarterly Financial Statements.

Reported 3Q18 and YTD18 results in this press release correspond to the restated financial statements.

These include the impacts related to Hyperinflation Accounting (IAS 29/CPC 42) for the first nine months of 2018. Please refer to 3Q18 Pro Forma columns in the applicable sections for results containing the impacts of Hyperinflation accounting specific to the three months of 3Q18, as detailed on page 21.

MANAGEMENT COMMENTS

In 3Q19, on a consolidated basis, we delivered top line growth of 5.9% to R$ 11,957.7 million and EBITDA of R$ 4,410.5 million, which represents a decline of 5.4% versus 3Q18, with margin of 36.9%. Year to date, top line rose by 8.5% to R$ 36,742.9 million and EBITDA was R$ 14,222.4 million (+2.9%), with EBITDA margin of 38.7%.

      Brazil

Beer Brazil net revenue was up 1.1% in 3Q19 with a volume decline of 2.8%, following a price increase. The impact of the price increase was amplified by simultaneous competitor discounting and a challenging macroeconomic environment, in which real consumer disposable income remains under pressure. The industry grew low single digits in the period, according to Nielsen. NR/hl grew by 4.0% in the quarter, when the price increase and a positive brand mix resulting from premium growth were partially offset by geographic mix.

Beer Brazil EBITDA was down 7.0% with a margin contraction of 350 bps to 40.3%, driven primarily by COGS, which was impacted by FX and increased commodities prices, mostly barley. Cash SG&A reduced 9.1%, impacted by lower variable compensation accruals and savings in non-working money.

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 3

In our Non-Alcohol Beverages business in Brazil (NAB Brazil), top line was up 13.6% with volume increase of 6.5% and NR/hl growth of 6.6%. Industry grew low single digits, according to Nielsen. EBITDA was down 44.3%, with margin contraction of 2,640 bps to 25.4%, due to the hard comparable for NAB COGS in 3Q18. NAB cash SG&A was up 32.5%, impacted by higher distribution expenses related to volume growth and investments in our brands.

We continue to execute on our strategic platforms:

Premiumize at Scale

•        The premium segment continues to post exciting results delivering double-digits growth in 3Q19, led by our global brands portfolio.

•        Budweiser, our largest global brand, plays a key role as a bridge for consumers who are trading up towards the premium segment. The brand’s quarter was marked by a 360-campaign highlighting its functional attributes. Budweiser liquid is striking at first, with a smooth finish, making it the King of Beers.

•        Stella Artois kept its solid growth pace, supported by the continued expansion of new pack formats. The brand continues to embrace the food platform and this quarter hosted one more edition of its proprietary event, Villa Stella.

•        Corona continued with its strong growth and fantastic momentum, calling attention to the plastic dumped in the oceans. The campaign “Undesirable Museum” impacted approximately 22 million people in social media.

•        The domestic premium portfolio also recorded meaningful results, growing double digits in the quarter as well.

Differentiate the Core

•        Brahma, our classic lager, continues to experience a strong momentum, focusing this quarter on Chopp Brahma and the Sertanejo Festivals season.

•        Chopp Brahma is the authentic Brazilian draft beer, it is non pasteurized, which guarantees its freshness. We reinforced these attributes on a 6-episode digital campaign about Brazilian iconic bars and with a campaign for Chopp Brahma Express, the in-home experience. Through the Sertanejo platform, Brahma was present in more than 150 Sertanejo Festivals across the country, including Barretos and Jaguariúna, the two largest ones.

•        Skol’s quarter was marked by the continued campaign of Skol family, as a follow up to the launch of Skol Puro Malte. Also, Skol launched a web series together with Facebook and Endemol, inspired in social media and connecting with young people above the legal drinking age.

•        Bohemia, a core plus pure malt lager, posted triple digit growth for the third consecutive quarter and over a meaningful base.

Drive Smart Affordability

•        Our regional beers, Nossa, Magnífica and Legítima continue to post exciting results in their markets.

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 4

Drive Operational Excellence

•        Operational excellence has always been one of our biggest strengths and key differentials. “Wherever we call it Brazil, there has to be Ambev”. Using several internal and external data we divided Brazil in more than 7,000 territories by maturity level. This mapping allows us to use the proper contact strategy for each one of the territories: from the Central de Bebidas franchise model in markets with lower maturity, to the Digital Distribution Center in high maturity markets.

•        We have our Customer Experience Center, to which all costumer’s requests made through any of Ambev channels, such as the B2B, the telesales, WhatsApp, and our sales rep during the visits are directed and solved in a centralized way.

•        We are continuously pursuing operational excellence that delivers both efficiencies and quality.

Business Transformation Enabled by Technology

•        Technology has been a key enabler for building an ecosystem at Ambev, supporting our strategic platforms.

•        On the operations side, we continued to focus on the integration of HBSIS, expanding and improving technology to other areas of Ambev with more agility and scale. HBSIS reached over 500 developers.

•        On our relationship with our customers, Parceiro Ambev, our B2B tool and one of the largest e-commerce platforms in the country, continues to increase its stake in our total sales to the on-premise channel, reaching more than 200 thousand customers, doubling over the last six months.

•        With Draftline, our main ambition is to connect directly to consumers, with scale.

Sustainability

•        Brewing quality beer starts with the best ingredients. This requires a healthy, natural environment, as well as thriving communities. We are building a company to last, bringing people together for a Better World, now and for the next 100+ years. That’s why sustainability isn’t just part of our business, it is our business.

•        Through our 2025 Sustainability Goals we are connecting thousands of farmers to technologies and skills, ensuring water access and quality in high-stress communities, partnering with our suppliers to increase recycling content, and investing in renewable electricity. Our 2025 goals are:

o   Empowering farmers: 100% of our direct farmers will be skilled, connected, and financially empowered;

o   Securing water access: 100% of our communities in high-stress areas will have measurably improved water availability and quality;

o   Driving sustainable packaging: 100% of our product will be in packaging that is returnable or made from majority recycled content;

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 5

o   Championing low carbon technology: 100% of our purchased electricity will be from renewable sources and we will have a 25% reduction in CO2 emissions across our value chain;

o   Entrepreneurship: 100% of our entrepreneurs will be skilled with the necessary tools to evolve.

Non-Alcoholic Beverages (NAB)

•        We are investing in driving affordability to consumers and premiumization. On the affordability side, mainly by adapting packaging to sales channels, and in the premiumization end, with the brands H2OH!, Tônica, Do Bem and Gatorade brands. We also continue to make important investments in our main brand, Guaraná Antarctica.

      Central America and the Caribbean (CAC)

In CAC, we continued to deliver a solid top line performance (+6.8%) during 3Q19, driven by an increase in volume and NR/hl of 2.8% and 3.8%, respectively.

EBITDA grew by 20.1%, driven by a strong performance in Dominican Republic, with margin expansion of 470bps to 41.5%, positively affected by improved cash SG&A (-6.8%), driven by savings in non-working money and lower variable compensation accruals, due to a different phasing than in 2018.

Our commercial strategy in the region remains on track:

In the core segment, we launched the summer campaign “La Fría más Fría” for Presidente, our leading brand in the Dominican Republic, which consisted of an extensive experience platform and refreshing ritual. In Panama, our second largest market in CAC, campaigns were targeting consumers celebrating Cerveceria Nacional’s 110th anniversary.

Led by Corona and Modelo, we continued with our premiumization strategy in the region and this segment represents a great opportunity for the future. Highlights of the quarter were Modelo in Dominican Republic that grew by triple-digits and Budweiser in Panama that also grew by triple-digits.

      Latin America South (LAS)

In LAS, organic net revenue was up 22.3% in the quarter, with NR/hl rising by 15.3%. Volume was up 6.0%, mostly driven by Argentina, where beer volume grew by mid-single digits, as a result of shipment phasing ahead of a scheduled price increase in October 2019 and benefitting from a favorable comparable in the prior year. The macroeconomic conditions in Argentina remain challenging, with a devalued currency and high inflation contributing to low consumer confidence.

EBITDA was up 7.9% with margin contraction of 530bps to 38.2%, driven by FX headwinds on COGS in Argentina.

Despite the macroeconomic volatility in Argentina, we remained focused on our strategy and on what we can control in our business. Within the core segment, we continued to invest behind the differentiation of our brands. Quilmes, our classic lager, continued the 360 campaign “Hecha con Cariño”. Brahma, our easy drinking lager, activated a campaign in Friend´s day capturing attention of the younger public above the legal drinking age.

The core plus segment has shown strong growth driven by Andes Origen, with the launch of the single serve returnable glass bottle of the red lager, our winning variety. Budweiser embraced the international soccer platform, exploiting the global sponsorship of Spanish La Liga and the English Premier League.

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 6

Our premiumization strategy continues to show promising results across LAS, driven by both our global and domestic premium brands. In Argentina the premium portfolio grew by double digits, led by Corona and Stella Artois. In Chile, the premium portfolio also grew by double-digits, with Cusqueña growing by triple-digits this quarter.

      Canada

In Canada, top line was down 3.2% in the quarter, as the NR/hl growth of 2.0% was offset by a volume reduction of 5.1%, mainly driven by a declining beer industry.

EBITDA decreased by 14.9%, with margin contraction of 390bps to 28.4%, impacted by increased commodities prices, lower dilution of fixed costs, and higher costs and logistics expenses related to the acceleration of imported beers.

Despite the industry challenges, we had positive achievements with our portfolio during the quarter. Our focus core and core plus brands also continued to deliver strong results. Bud Light is growing market share, while Michelob Ultra, supported by the health and wellness platform, is the fastest growing beer brand in Canada in terms of volume.

In the premium segment, our high-end portfolio is growing ahead of the industry, led by the double digits volume growth of our premium import brands, such as Hoegaarden and Corona, which is the fastest growing premium brand in the country.

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 7

OUTLOOK

The top line performance of our Brazilian business year to date is a result of the consistent implementation of our strategic platforms.

3Q19 was a soft quarter for our business as the impact of our price increase was amplified by simultaneous competitor discounting and a challenging macroeconomic environment. The headwinds faced in 3Q19, some of which are carrying into 4Q19, should inhibit our ability to accelerate EBITDA growth in Brazil this year.

We remain confident in the growth potential of Brazil given: (i) our superior portfolio, which allows us to play in all the segments of the Brazilian market, reaching a more balanced top line growth between volume and revenue; (ii) our unmatched distribution capability; (iii) exciting innovations we have in the pipeline; (iv) consistent investments in our strategic platforms; and (v) our people.

We reiterate our guidance of cash COGS per hectoliter growth of mid-teens in Brazil for this year, which should be more pressured in the first three quarters, easing off towards the end of the year.

Regarding our NAB business in Brazil, we will continue to invest behind premiumization, leveraging brands such as Lipton, Do Bem, H2OH!, Tônica and Gatorade, which contribute to a more profitable mix, while supporting our main brand, Guaraná Antarctica.

With respect to CAC, we are very pleased with the development of our business and strong volume performance and remain enthusiastic about the opportunities for the region both in the short and long term.

In LAS, while cautious about the Argentinean macroeconomic environment, we have a track record of delivering solid results in the region and remain confident in our ability to maintain this pattern, supported by the strength of our brands and financial discipline.

In Canada, we remain focused on our trade-up strategy, supported by our portfolio and our leading position in the market. Our high-end portfolio is growing ahead of the industry, led by the double-digit volume growth of our premium import brands.

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 8

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	3Q18	3Q18 Pro Forma	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	3Q19	% As Reported	% Organic
R$ million
Net revenue	11,063.7	11,484.4	(9.4)	(34.1)	(188.9)	705.7	11,957.7	8.1%	5.9%
Cost of goods sold (COGS)	(4,365.8)	(4,313.3)	4.0	43.5	18.6	(982.5)	(5,229.7)	19.8%	21.8%
Gross profit	6,697.9	7,171.0	(5.4)	9.5	(170.4)	(276.8)	6,727.9	0.4%	-3.7%
Selling, general and administrative (SG&A)	(3,475.1)	(3,510.2)	5.9	(2.6)	57.6	(261.3)	(3,710.6)	6.8%	7.2%
Other operating income/(expenses)	198.3	202.4		(6.3)	4.2	(62.6)	137.7	-30.5%	-31.8%
Normalized operating income (normalized EBIT)	3,421.1	3,863.3	0.5	0.6	(108.6)	(600.8)	3,155.0	-7.8%	-15.0%
Exceptional items above EBIT	(12.8)	(18.8)		(2.1)	1.6	4.7	(14.6)	13.5%	-20.5%
Net finance results	(660.7)						(305.8)	-53.7%
Share of results of joint ventures	(3.3)						(8.2)	152.1%
Income tax expense	141.1						(222.0)	nm

Profit	2,885.4						2,604.4	-9.7%
Attributable to Ambev holders	2,824.4						2,497.7	-11.6%
Attributable to non-controlling interests	60.9						106.7	75.1%

Normalized profit	2,900.7						2,441.8	-15.8%
Attributable to Ambev holders	2,840.1						2,334.6	-17.8%

Normalized EBITDA	4,593.5	4,799.8	0.5	5.2	(123.6)	(271.4)	4,410.5	-4.0%	-5.4%

Consolidated income statement	YTD18	YTD18 Pro Forma	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Net revenue	34,213.5	34,213.5	50.7	(423.1)		2,901.8	36,742.9	7.4%	8.5%
Cost of goods sold (COGS)	(13,204.1)	(13,204.1)	(18.6)	118.8		(2,194.8)	(15,298.7)	15.9%	16.6%
Gross profit	21,009.5	21,009.5	32.1	(304.4)		707.0	21,444.2	2.1%	3.4%
Selling, general and administrative (SG&A)	(10,831.6)	(10,831.6)	(24.8)	141.8		(478.0)	(11,192.7)	3.3%	4.4%
Other operating income	697.4	697.4		15.1		(152.7)	559.7	-19.7%	-21.9%
Normalized operating income (normalized EBIT)	10,875.2	10,875.2	7.3	(147.5)		76.3	10,811.3	-0.6%	0.7%
Exceptional items above EBIT	16.9	16.9		6.7		(90.5)	(66.9)	nm	nm
Net finance results	(2,361.9)						(1,545.3)	-34.6%
Share of results of joint ventures	(0.1)						(11.1)	nm
Income tax expense	(646.1)						(1,218.6)	88.6%

Profit	7,884.0						7,969.4	1.1%
Attributable to Ambev holders	7,634.4						7,680.3	0.6%
Attributable to non-controlling interests	249.6						289.1	15.8%

Normalized profit	7,836.9						7,916.4	1.0%
Attributable to Ambev holders	7,599.0						7,626.2	0.4%

Normalized EBITDA	14,054.1	14,054.1	7.3	(243.5)		404.5	14,222.4	1.2%	2.9%

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Third Quarter 2019 Results October 25, 2019 Page | 9

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

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Third Quarter 2019 Results October 25, 2019 Page | 10

AMBEV CONSOLIDATED

We delivered R$ 11,957.7 million of net revenue (+5.9%) and R$ 4,410.5 million of EBITDA (-5.4%) during the quarter.

In 9M19, net revenue totaled R$ 36,742.9 (+8.5%) and EBITDA, R$ 14,222.4 (+2.9%).

Ambev	3Q18	3Q18 Pro Forma	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	3Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	37,494.5	37,494.5				291.2	37,785.7	0.8%	0.8%

Net revenue	11,063.7	11,484.4	(9.4)	(34.1)	(188.9)	705.7	11,957.7	8.1%	5.9%
Net revenue/hl (R$)	295.1	306.3	(0.3)	(0.9)	(4.3)	15.6	316.5	7.2%	5.1%
COGS	(4,365.8)	(4,313.3)	4.0	43.5	18.6	(982.5)	(5,229.7)	19.8%	21.8%
COGS/hl (R$)	(116.4)	(115.0)	0.1	1.2	(0.6)	(24.0)	(138.4)	18.9%	20.9%
COGS excl. deprec. & amort.	(3,680.5)	(3,791.7)	4.0	44.9	5.7	(837.7)	(4,574.8)	24.3%	21.3%
COGS/hl excl. deprec. & amort. (R$)	(98.2)	(101.1)	0.1	1.2	(0.7)	(20.6)	(121.1)	23.3%	20.3%
Gross profit	6,697.9	7,171.0	(5.4)	9.5	(170.4)	(276.8)	6,727.9	0.4%	-3.7%
% Gross margin	60.5%	62.4%					56.3%	-420 bps	-560 bps
SG&A excl. deprec. & amort.	(2,988.1)	(3,095.3)	5.9	0.6	55.5	(76.7)	(3,110.1)	4.1%	2.4%
SG&A deprec. & amort.	(487.0)	(414.9)		(3.2)	2.2	(184.6)	(600.5)	23.3%	41.8%
SG&A total	(3,475.1)	(3,510.2)	5.9	(2.6)	57.6	(261.3)	(3,710.6)	6.8%	7.2%
Other operating income/(expenses)	198.3	202.4		(6.3)	4.2	(62.6)	137.7	-30.5%	-31.8%
Normalized EBIT	3,421.1	3,863.3	0.5	0.6	(108.6)	(600.8)	3,155.0	-7.8%	-15.0%
% Normalized EBIT margin	30.9%	33.6%					26.4%	-450 bps	-660 bps
Normalized EBITDA	4,593.5	4,799.8	0.5	5.2	(123.6)	(271.4)	4,410.5	-4.0%	-5.4%
% Normalized EBITDA margin	41.5%	41.8%					36.9%	-460 bps	-450 bps

Ambev	YTD18	YTD18 Pro Forma	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	112,961.1	112,961.1	188.1			2,798.0	115,947.3	2.6%	2.5%

Net revenue	34,213.5	34,213.5	50.7	(423.1)		2,901.8	36,742.9	7.4%	8.5%
Net revenue/hl (R$)	302.9	302.9	(0.1)	(3.6)		17.7	316.9	4.6%	5.8%
COGS	(13,204.1)	(13,204.1)	(18.6)	118.8		(2,194.8)	(15,298.7)	15.9%	16.6%
COGS/hl (R$)	(116.9)	(116.9)	0.0	1.0		(16.1)	(131.9)	12.9%	13.8%
COGS excl. deprec. & amort.	(11,344.0)	(11,344.0)	(18.6)	52.0		(2,020.1)	(13,330.7)	17.5%	17.8%
COGS/hl excl. deprec. & amort. (R$)	(100.4)	(100.4)	0.0	0.4		(15.0)	(115.0)	14.5%	14.9%
Gross profit	21,009.5	21,009.5	32.1	(304.4)		707.0	21,444.2	2.1%	3.4%
% Gross margin	61.4%	61.4%					58.4%	-300 bps	-290 bps
SG&A excl. deprec. & amort.	(9,512.8)	(9,512.8)	(24.8)	112.6		(324.5)	(9,749.6)	2.5%	3.4%
SG&A deprec. & amort.	(1,318.8)	(1,318.8)		29.2		(153.5)	(1,443.1)	9.4%	11.6%
SG&A total	(10,831.6)	(10,831.6)	(24.8)	141.8		(478.0)	(11,192.7)	3.3%	4.4%
Other operating income/(expenses)	697.4	697.4		15.1		(152.7)	559.7	-19.7%	-21.9%
Normalized EBIT	10,875.2	10,875.2	7.3	(147.5)		76.3	10,811.3	-0.6%	0.7%
% Normalized EBIT margin	31.8%	31.8%					29.4%	-240 bps	-230 bps
Normalized EBITDA	14,054.1	14,054.1	7.3	(243.5)		404.5	14,222.4	1.2%	2.9%
% Normalized EBITDA margin	41.1%	41.1%					38.7%	-240 bps	-220 bps

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 11

BRAZIL

In 3Q19, we delivered R$ 2,404.6 million of EBITDA in Brazil (-13.3%), with EBITDA margin of 37.9% (-710bps). Net revenue was up 2.9%, with volume decrease of 0.4% and NR/hl growth of 3.4%. Cash COGS and cash COGS/hl were up 29.4% and 29.9%, respectively, while cash SG&A decreased 3.4%.

In 9M19, net revenue in Brazil was up 9.2%, with volume increasing by 5.2%. EBITDA declined by 3.5%, with EBITDA margin contraction of 510bps to 39.0%.

Brazil	3Q18	Scope	Currency Translation	Organic Growth	3Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,852.7			(106.5)	23,746.2	-0.4%	-0.4%

Net revenue	6,160.8			179.8	6,340.6	2.9%	2.9%
Net revenue/hl (R$)	258.3			8.7	267.0	3.4%	3.4%
COGS	(2,260.0)			(564.0)	(2,824.0)	25.0%	25.0%
COGS/hl (R$)	(94.7)			(24.2)	(118.9)	25.5%	25.5%
COGS excl. deprec. & amort.	(1,895.5)			(556.5)	(2,451.9)	29.4%	29.4%
COGS/hl excl. deprec. & amort. (R$)	(79.5)			(23.8)	(103.3)	29.9%	29.9%
Gross profit	3,900.7			(384.2)	3,516.5	-9.8%	-9.8%
% Gross margin	63.3%				55.5%	-780 bps	-780 bps
SG&A excl. deprec. & amort.	(1,693.9)			57.7	(1,636.2)	-3.4%	-3.4%
SG&A deprec. & amort.	(274.5)			(182.2)	(456.7)	66.4%	66.4%
SG&A total	(1,968.4)			(124.5)	(2,092.9)	6.3%	6.3%
Other operating income/(expenses)	201.6			(49.5)	152.1	-24.6%	-24.6%
Normalized EBIT	2,134.0			(558.2)	1,575.8	-26.2%	-26.2%
% Normalized EBIT margin	34.6%				24.9%	-970 bps	-970 bps
Normalized EBITDA	2,773.0			(368.5)	2,404.6	-13.3%	-13.3%
% Normalized EBITDA margin	45.0%				37.9%	-710 bps	-710 bps

Brazil	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	71,657.7			3,757.1	75,414.9	5.2%	5.2%

Net revenue	18,163.9			1,667.2	19,831.1	9.2%	9.2%
Net revenue/hl (R$)	253.5			9.5	263.0	3.7%	3.7%
COGS	(6,800.0)			(1,691.0)	(8,491.0)	24.9%	24.9%
COGS/hl (R$)	(94.9)			(17.7)	(112.6)	18.6%	18.6%
COGS excl. deprec. & amort.	(5,697.1)			(1,681.0)	(7,378.2)	29.5%	29.5%
COGS/hl excl. deprec. & amort. (R$)	(79.5)			(18.3)	(97.8)	23.1%	23.1%
Gross profit	11,363.9			(23.8)	11,340.1	-0.2%	-0.2%
% Gross margin	62.6%				57.2%	-540 bps	-540 bps
SG&A excl. deprec. & amort.	(5,183.9)			(95.0)	(5,278.9)	1.8%	1.8%
SG&A deprec. & amort.	(847.5)			(155.3)	(1,002.8)	18.3%	18.3%
SG&A total	(6,031.4)			(250.3)	(6,281.7)	4.2%	4.2%
Other operating income/(expenses)	733.8			(168.2)	565.6	-22.9%	-22.9%
Normalized EBIT	6,066.3			(442.3)	5,624.0	-7.3%	-7.3%
% Normalized EBIT margin	33.4%				28.4%	-500 bps	-500 bps
Normalized EBITDA	8,016.7			(277.1)	7,739.6	-3.5%	-3.5%
% Normalized EBITDA margin	44.1%				39.0%	-510 bps	-510 bps

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 12

BEER BRAZIL

In 3Q19, EBITDA for Beer Brazil was R$ 2,143.5 million (-7.0%), with EBITDA margin contraction of 350bps to 40.3%.

Net revenue was up 1.1%. Volume declined by 2.8%, while the beer industry grew by low single digits, according to Nielsen. NR/hl grew by 4.0% in the quarter, when the price increase and a positive brand mix resulting from premium growth were partially offset by geographic mix. Cash COGS and cash COGS/hl were up 23.0% and 26.5%, respectively, mainly impacted by FX and commodities prices, mostly barley. Cash SG&A declined 9.1%, impacted by lower variable compensation accruals and savings in non-working money.

In 9M19, Beer Brazil top line was up 7.8%, with volume increase of 3.9%. EBITDA declined 3.1%, with EBITDA margin contraction of 450bps to 40.0%

Beer Brazil	3Q18	Scope	Currency Translation	Organic Growth	3Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	17,912.0			(494.7)	17,417.3	-2.8%	-2.8%

Net revenue	5,256.8			57.1	5,313.9	1.1%	1.1%
Net revenue/hl (R$)	293.5			11.6	305.1	4.0%	4.0%
COGS	(1,914.2)			(371.5)	(2,285.6)	19.4%	19.4%
COGS/hl (R$)	(106.9)			(24.4)	(131.2)	22.8%	22.8%
COGS excl. deprec. & amort.	(1,599.4)			(367.6)	(1,967.0)	23.0%	23.0%
COGS/hl excl. deprec. & amort. (R$)	(89.3)			(23.6)	(112.9)	26.5%	26.5%
Gross profit	3,342.6			(314.4)	3,028.3	-9.4%	-9.4%
% Gross margin	63.6%				57.0%	-660 bps	-660 bps
SG&A excl. deprec. & amort.	(1,463.7)			132.6	(1,331.2)	-9.1%	-9.1%
SG&A deprec. & amort.	(242.8)			(181.6)	(424.4)	74.8%	74.8%
SG&A total	(1,706.5)			(49.0)	(1,755.6)	2.9%	2.9%
Other operating income/(expenses)	111.1			16.7	127.8	15.1%	15.1%
Normalized EBIT	1,747.1			(346.7)	1,400.4	-19.8%	-19.8%
% Normalized EBIT margin	33.2%				26.4%	-680 bps	-680 bps
Normalized EBITDA	2,304.7			(161.2)	2,143.5	-7.0%	-7.0%
% Normalized EBITDA margin	43.8%				40.3%	-350 bps	-350 bps

Beer Brazil	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	54,520.5			2,145.5	56,666.0	3.9%	3.9%

Net revenue	15,537.0			1,206.2	16,743.2	7.8%	7.8%
Net revenue/hl (R$)	285.0			10.5	295.5	3.7%	3.7%
COGS	(5,598.0)			(1,392.2)	(6,990.2)	24.9%	24.9%
COGS/hl (R$)	(102.7)			(20.7)	(123.4)	20.1%	20.1%
COGS excl. deprec. & amort.	(4,645.6)			(1,382.3)	(6,027.9)	29.8%	29.8%
COGS/hl excl. deprec. & amort. (R$)	(85.2)			(21.2)	(106.4)	24.8%	24.8%
Gross profit	9,938.9			(185.9)	9,753.0	-1.9%	-1.9%
% Gross margin	64.0%				58.3%	-570 bps	-570 bps
SG&A excl. deprec. & amort.	(4,496.3)			88.5	(4,407.9)	-2.0%	-2.0%
SG&A deprec. & amort.	(746.0)			(157.3)	(903.2)	21.1%	21.1%
SG&A total	(5,242.3)			(68.8)	(5,311.1)	1.3%	1.3%
Other operating income/(expenses)	524.2			(126.2)	398.0	-24.1%	-24.1%
Normalized EBIT	5,220.8			(380.9)	4,839.9	-7.3%	-7.3%
% Normalized EBIT margin	33.6%				28.9%	-470 bps	-470 bps
Normalized EBITDA	6,919.2			(213.8)	6,705.4	-3.1%	-3.1%
% Normalized EBITDA margin	44.5%				40.0%	-450 bps	-450 bps

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 13

NAB BRAZIL

In 3Q19, EBITDA for NAB Brazil was R$ 261.1 million (-44.3%), with EBITDA margin contraction of 2,640bps to 25.4%.

Net revenue was up 13.6%, as NR/hl was up 6.6% and volume increased by 6.5%. The industry grew by low single digits, according to Nielsen. Cash COGS and cash COGS/hl increased by 63.8% and 53.7%, respectively, due to the hard comparable in the previous year, given the volatility in NAB COGS between 3Q18 and 4Q18. Cash SG&A was up 32.5%, impacted by higher distribution expenses related to volume growth and investments in our brands.

In 9M19, NAB Brazil top line was up 17.5%, with volume increase of 9.4%. EBITDA was down 5.8%, with EBITDA margin contraction of 830bps to 33.5%.

NAB Brazil	3Q18	Scope	Currency Translation	Organic Growth	3Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,940.7			388.2	6,328.9	6.5%	6.5%

Net revenue	904.0			122.7	1,026.7	13.6%	13.6%
Net revenue/hl (R$)	152.2			10.1	162.2	6.6%	6.6%
COGS	(345.9)			(192.5)	(538.4)	55.7%	55.7%
COGS/hl (R$)	(58.2)			(26.8)	(85.1)	46.1%	46.1%
COGS excl. deprec. & amort.	(296.1)			(188.9)	(484.9)	63.8%	63.8%
COGS/hl excl. deprec. & amort. (R$)	(49.8)			(26.8)	(76.6)	53.7%	53.7%
Gross profit	558.1			(69.8)	488.3	-12.5%	-12.5%
% Gross margin	61.7%				47.6%	-1410 bps	-1410 bps
SG&A excl. deprec. & amort.	(230.1)			(74.9)	(305.0)	32.5%	32.5%
SG&A deprec. & amort.	(31.7)			(0.6)	(32.3)	1.9%	1.9%
SG&A total	(261.9)			(75.5)	(337.3)	28.8%	28.8%
Other operating income/(expenses)	90.6			(66.2)	24.3	-73.1%	-73.1%
Normalized EBIT	386.8			(211.5)	175.3	-54.7%	-54.7%
% Normalized EBIT margin	42.8%				17.1%	-2570 bps	-2570 bps
Normalized EBITDA	468.3			(207.3)	261.1	-44.3%	-44.3%
% Normalized EBITDA margin	51.8%				25.4%	-2640 bps	-2640 bps

NAB Brazil	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	17,137.3			1,611.6	18,748.9	9.4%	9.4%

Net revenue	2,626.9			461.0	3,087.9	17.5%	17.5%
Net revenue/hl (R$)	153.3			11.4	164.7	7.4%	7.4%
COGS	(1,202.0)			(298.8)	(1,500.8)	24.9%	24.9%
COGS/hl (R$)	(70.1)			(9.9)	(80.0)	14.1%	14.1%
COGS excl. deprec. & amort.	(1,051.5)			(298.8)	(1,350.3)	28.4%	28.4%
COGS/hl excl. deprec. & amort. (R$)	(61.4)			(10.7)	(72.0)	17.4%	17.4%
Gross profit	1,425.0			162.1	1,587.1	11.4%	11.4%
% Gross margin	54.2%				51.4%	-280 bps	-280 bps
SG&A excl. deprec. & amort.	(687.5)			(183.5)	(871.0)	26.7%	26.7%
SG&A deprec. & amort.	(101.5)			2.0	(99.5)	-1.9%	-1.9%
SG&A total	(789.1)			(181.5)	(970.6)	23.0%	23.0%
Other operating income/(expenses)	209.6			(42.0)	167.6	-20.1%	-20.1%
Normalized EBIT	845.5			(61.4)	784.1	-7.3%	-7.3%
% Normalized EBIT margin	32.2%				25.4%	-680 bps	-680 bps
Normalized EBITDA	1,097.5			(63.3)	1,034.2	-5.8%	-5.8%
% Normalized EBITDA margin	41.8%				33.5%	-830 bps	-830 bps

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 14

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

CAC delivered EBITDA of R$ 688.1 million (+20.1%) in 3Q19, with EBITDA margin of 41.5% (+470bps).

Net revenue increased by 6.8%, led by volume growth of 2.8% coupled with NR/hl increase of 3.8%. Cash COGS grew by 1.4%, while cash COGS/hl declined by 1.4%. Costs in Panama continue to drive pressure on margins, but are now comparable to 3Q18, when the strong volume growth since 2017 started to lead to additional temporary costs in order to supply the market with no disruption. Cash SG&A declined by 6.8%, driven by savings in non-working money and lower variable compensation accruals, due to different phasing from 2018.

In 9M19, top line in CAC was up 10.0%, with volume growth of 5.7%. EBITDA grew by 23.3%, with EBITDA margin expansion of 460bps to 43.2%.

CAC	3Q18	Scope	Currency Translation	Organic Growth	3Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,350.9			94.2	3,445.1	2.8%	2.8%

Net revenue	1,572.1		(21.5)	106.3	1,656.9	5.4%	6.8%
Net revenue/hl (R$)	469.2		(6.2)	18.0	480.9	2.5%	3.8%
COGS	(719.1)		8.5	(15.5)	(726.2)	1.0%	2.2%
COGS/hl (R$)	(214.6)		2.5	1.4	(210.8)	-1.8%	-0.6%
COGS excl. deprec. & amort.	(640.2)		6.9	(8.8)	(642.0)	0.3%	1.4%
COGS/hl excl. deprec. & amort. (R$)	(191.1)		2.0	2.7	(186.4)	-2.5%	-1.4%
Gross profit	852.9		(13.0)	90.8	930.7	9.1%	10.6%
% Gross margin	54.3%				56.2%	190 bps	190 bps
SG&A excl. deprec. & amort.	(351.2)		3.9	23.9	(323.3)	-7.9%	-6.8%
SG&A deprec. & amort.	(41.1)		0.4	(9.9)	(50.7)	23.2%	24.1%
SG&A total	(392.3)		4.3	14.0	(374.0)	-4.7%	-3.6%
Other operating income/(expenses)	3.3		(2.5)	(4.1)	(3.4)	nm	-125.5%
Normalized EBIT	463.9		(11.3)	100.7	553.3	19.3%	21.7%
% Normalized EBIT margin	29.5%				33.4%	390 bps	410 bps
Normalized EBITDA	584.0		(13.2)	117.3	688.1	17.8%	20.1%
% Normalized EBITDA margin	37.1%				41.5%	440 bps	470 bps

CAC	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,525.7			544.0	10,069.8	5.7%	5.7%

Net revenue	4,099.3		293.7	411.7	4,804.8	17.2%	10.0%
Net revenue/hl (R$)	430.3		29.2	17.6	477.1	10.9%	4.1%
COGS	(1,779.1)		(123.4)	(188.0)	(2,090.4)	17.5%	10.6%
COGS/hl (R$)	(186.8)		(12.2)	(8.6)	(207.6)	11.2%	4.6%
COGS excl. deprec. & amort.	(1,570.1)		(107.8)	(162.6)	(1,840.5)	17.2%	10.4%
COGS/hl excl. deprec. & amort. (R$)	(164.8)		(10.7)	(7.2)	(182.8)	10.9%	4.4%
Gross profit	2,320.3		170.4	223.8	2,714.4	17.0%	9.6%
% Gross margin	56.6%				56.5%	-10 bps	-20 bps
SG&A excl. deprec. & amort.	(966.9)		(60.9)	88.1	(939.7)	-2.8%	-9.1%
SG&A deprec. & amort.	(115.9)		(8.9)	(14.3)	(139.1)	20.0%	12.4%
SG&A total	(1,082.7)		(69.8)	73.7	(1,078.8)	-0.4%	-6.8%
Other operating income/(expenses)	18.6		3.1	31.1	52.8	183.8%	167.1%
Normalized EBIT	1,256.2		103.7	328.6	1,688.4	34.4%	26.2%
% Normalized EBIT margin	30.6%				35.1%	450 bps	450 bps
Normalized EBITDA	1,581.0		128.0	368.3	2,077.4	31.4%	23.3%
% Normalized EBITDA margin	38.6%				43.2%	460 bps	460 bps

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 15

LATIN AMERICA SOUTH (LAS)

In 3Q19, LAS delivered reported EBITDA of R$ 752.5 million2, which represents an organic growth of 7.9%3, with EBITDA margin of 38.2% (-530bps).

Top line rose by 22.3%, with volume growth of 6.0%, coupled with NR/hl increase of 15.3%, driven by our continued revenue management initiatives. Cash COGS and cash COGS/hl increased 36.4% and 28.6%, respectively, negatively affected by FX, while cash SG&A increased by 32.4%.

In 9M19, top line in LAS was up 14.1%, with volume decline of 4.9%. EBITDA increased by 15.9%, with EBITDA margin expansion of 70bps to 42.3%.

LAS	3Q18	3Q18 Pro Forma	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	3Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,444.0	7,444.0				447.9	7,891.9	6.0%	6.0%

Net revenue	1,290.1	1,710.8	(9.4)	(26.1)	(188.9)	485.1	1,971.4	52.8%	22.3%
Net revenue/hl (R$)	173.3	229.8	(1.3)	(3.3)	(10.9)	35.5	249.8	44.1%	15.3%
COGS	(685.3)	(632.8)	4.0	43.4	18.6	(330.9)	(897.7)	31.0%	40.2%
COGS/hl (R$)	(92.1)	(85.0)	0.5	5.5	(7.3)	(27.5)	(113.8)	23.6%	32.3%
COGS excl. deprec. & amort.	(454.3)	(565.6)	4.0	44.6	5.7	(258.0)	(769.2)	69.3%	36.4%
COGS/hl excl. deprec. & amort. (R$)	(61.0)	(76.0)	0.5	5.6	(5.9)	(21.8)	(97.5)	59.7%	28.6%
Gross profit	604.9	1,078.0	(5.4)	17.2	(170.4)	154.2	1,073.7	77.5%	11.4%
% Gross margin	46.9%	63.0%					54.5%	760 bps	-550 bps
SG&A excl. deprec. & amort.	(247.3)	(354.4)	5.9	0.8	55.5	(152.0)	(444.4)	79.7%	32.4%
SG&A deprec. & amort.	(114.9)	(42.8)		(2.8)	2.2	(4.8)	(48.3)	-58.0%	7.0%
SG&A total	(362.2)	(397.3)	5.9	(2.1)	57.6	(156.8)	(492.7)	36.0%	29.1%
Other operating income/(expenses)	(12.4)	(8.3)		(4.0)	4.2	2.8	(5.3)	-57.4%	-20.0%
Normalized EBIT	230.3	672.5	0.5	11.2	(108.6)	0.1	575.7	150.0%	0.0%
% Normalized EBIT margin	17.8%	39.3%					29.2%	1140 bps	-670 bps
Normalized EBITDA	576.1	782.5	0.5	15.2	(123.6)	77.9	752.5	30.6%	7.9%
% Normalized EBITDA margin	44.7%	45.7%					38.2%	-650 bps	-530 bps

LAS	YTD18	YTD18 Pro Forma	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	24,105.3	24,105.3	188.1			(1,179.4)	23,114.1	-4.1%	-4.9%

Net revenue	6,770.2	6,770.2	50.7	(987.7)		948.3	6,781.5	0.2%	14.1%
Net revenue/hl (R$)	280.9	280.9	(0.1)	(42.7)		55.4	293.4	4.5%	19.7%
COGS	(2,795.7)	(2,795.7)	(18.6)	342.8		(265.9)	(2,737.4)	-2.1%	9.5%
COGS/hl (R$)	(116.0)	(116.0)	0.1	14.8		(17.4)	(118.4)	2.1%	14.9%
COGS excl. deprec. & amort.	(2,336.0)	(2,336.0)	(18.6)	253.5		(170.1)	(2,271.3)	-2.8%	7.3%
COGS/hl excl. deprec. & amort. (R$)	(96.9)	(96.9)	(0.0)	11.0		(12.3)	(98.3)	1.4%	12.6%
Gross profit	3,974.5	3,974.5	32.1	(644.9)		682.4	4,044.2	1.8%	17.3%
% Gross margin	58.7%	58.7%					59.6%	90 bps	170 bps
SG&A excl. deprec. & amort.	(1,527.7)	(1,527.7)	(24.8)	271.1		(330.8)	(1,612.2)	5.5%	21.7%
SG&A deprec. & amort.	(247.4)	(247.4)		43.4		7.2	(196.9)	-20.4%	-2.9%
SG&A total	(1,775.1)	(1,775.1)	(24.8)	314.5		(323.7)	(1,809.1)	1.9%	18.3%
Other operating income/(expenses)	(49.3)	(49.3)		13.3		3.4	(32.6)	-33.8%	-6.8%
Normalized EBIT	2,150.2	2,150.2	7.3	(317.1)		362.1	2,202.5	2.4%	17.0%
% Normalized EBIT margin	31.8%	31.8%					32.5%	70 bps	80 bps
Normalized EBITDA	2,857.3	2,857.3	7.3	(449.8)		450.7	2,865.5	0.3%	15.9%
% Normalized EBITDA margin	42.2%	42.2%					42.3%	10 bps	70 bps

2 Reported numbers (columns “3Q19” and “YTD19”) are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 21. Columns “3Q18” and “YTD18” contain reported numbers, including IFRS16 adjustments. Column “3Q18 Pro Forma”, in its turn, adjusts the impact of hyperinflation accounting for the Argentinean operations, as if the company had reported its results applying hyperinflation accounting as of January 1, 2018. Finally, “% As Reported”, compares “3Q19” and “YTD19” to “3Q18” and “YTD18” figures, respectively, while “% Organic” presents organic growth between “3Q18 Pro Forma” and “3Q19”, excluding the impacts of hyperinflation accounting inherent to HY, which are isolated in the column “IAS 29 HY Impact”. “YTD18” and “YTD Pro Forma” contain the same results.

3 The scope in LAS refers to the transaction on May 2, 2018, under which we received from Anheuser-Busch InBev SA/NV (AB InBev) the perpetual licensing of Budweiser, among other brands, in Argentina, upon the recovery of the distribution rights by AB InBev from Compañia Cervecerías Unidas S.A. (CCU). The transaction also included the transfer to CCU of some Argentinean brands (Norte, Iguana and Baltica). The value of scopes in the third quarter are a result of currency variations of the YTD Scope.

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 16

CANADA

Canada delivered EBITDA of R$ 565.3 million (-14.9%) in 3Q19, with EBITDA margin of 28.4% (-390bps).

Top line was down 3.2%, due to the volume decline of 5.1%, mostly driven by a declining beer industry. This was partially offset by a NR/hl growth of 2.0%. Cash COGS and cash COGS/hl increased by 2.1% and 7.6%, respectively, impacted by increased commodities prices, higher mix of imported beers and lower dilution of fixed costs. Cash SG&A increased by 0.9%, driven by higher logistics expenses, partially offset by savings in non-working money.

In 9M19, net revenue in Canada was down 2.4%, with volume decline of 4.2%. EBITDA decreased by 8.6%, with EBITDA margin compression of 200bps to 28.9%.

Canada	3Q18	Scope	Currency Translation	Organic Growth	3Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,846.9			(144.4)	2,702.5	-5.1%	-5.1%

Net revenue	2,040.8		13.6	(65.5)	1,988.8	-2.5%	-3.2%
Net revenue/hl (R$)	716.8		5.0	14.1	735.9	2.7%	2.0%
COGS	(701.4)		(8.3)	(72.1)	(781.8)	11.5%	10.3%
COGS/hl (R$)	(246.4)		(3.1)	(39.9)	(289.3)	17.4%	16.2%
COGS excl. deprec. & amort.	(690.5)		(6.6)	(14.6)	(711.6)	3.1%	2.1%
COGS/hl excl. deprec. & amort. (R$)	(242.5)		(2.4)	(18.3)	(263.3)	8.6%	7.6%
Gross profit	1,339.4		5.3	(137.6)	1,207.0	-9.9%	-10.3%
% Gross margin	65.6%				60.7%	-490 bps	-480 bps
SG&A excl. deprec. & amort.	(695.8)		(4.1)	(6.3)	(706.2)	1.5%	0.9%
SG&A deprec. & amort.	(56.4)		(0.7)	12.4	(44.8)	-20.6%	-21.9%
SG&A total	(752.2)		(4.8)	6.0	(751.0)	-0.2%	-0.8%
Other operating income/(expenses)	5.8		0.2	(11.8)	(5.7)	-198.3%	nm
Normalized EBIT	593.0		0.7	(143.4)	450.2	-24.1%	-24.2%
% Normalized EBIT margin	29.1%				22.6%	-650 bps	-630 bps
Normalized EBITDA	660.3		3.2	(98.2)	565.3	-14.4%	-14.9%
% Normalized EBITDA margin	32.4%				28.4%	-400 bps	-390 bps

Canada	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,672.3			(323.7)	7,348.6	-4.2%	-4.2%

Net revenue	5,180.1		270.8	(125.4)	5,325.5	2.8%	-2.4%
Net revenue/hl (R$)	675.2		36.9	12.7	724.7	7.3%	1.9%
COGS	(1,829.3)		(100.7)	(50.0)	(1,980.0)	8.2%	2.7%
COGS/hl (R$)	(238.4)		(13.7)	(17.3)	(269.4)	13.0%	7.3%
COGS excl. deprec. & amort.	(1,740.8)		(93.6)	(6.3)	(1,840.7)	5.7%	0.4%
COGS/hl excl. deprec. & amort. (R$)	(226.9)		(12.7)	(10.9)	(250.5)	10.4%	4.8%
Gross profit	3,350.8		170.1	(175.4)	3,345.5	-0.2%	-5.2%
% Gross margin	64.7%				62.8%	-190 bps	-190 bps
SG&A excl. deprec. & amort.	(1,834.5)		(97.6)	13.3	(1,918.8)	4.6%	-0.7%
SG&A deprec. & amort.	(108.0)		(5.3)	9.0	(104.3)	-3.4%	-8.3%
SG&A total	(1,942.4)		(102.9)	22.2	(2,023.1)	4.2%	-1.1%
Other operating income/(expenses)	(5.7)		(1.3)	(19.0)	(26.1)	nm	nm
Normalized EBIT	1,402.6		65.9	(172.2)	1,296.4	-7.6%	-12.3%
% Normalized EBIT margin	27.1%				24.3%	-280 bps	-280 bps
Normalized EBITDA	1,599.1		78.3	(137.5)	1,540.0	-3.7%	-8.6%
% Normalized EBITDA margin	30.9%				28.9%	-200 bps	-200 bps

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 17

OTHER OPERATING INCOME/EXPENSES

Other operating income totaled R$ 137.7 million in 3Q19 (-28.9%, organically), mainly explained by lower government grants, driven by the expiration of a tax incentive in the state of Santa Catarina, revenue geographic mix and mostly phasing between quarters in 2019.

In 9M19, other operating income totaled R$ 559.7 million, compared to R$ 697.4 million in the previous year.

Other operating income/(expenses)	3Q18	3Q19	YTD18	YTD19
R$ million

Government grants/NPV of long term fiscal incentives	213.2	115.8	622.1	511.0
(Additions to)/reversals of provisions	(17.3)	7.0	(33.0)	(1.4)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	(41.6)	14.8	(62.5)	27.6
Net other operating income/(expenses)	43.9	0.2	170.8	22.6

Other operating income/(expenses)	198.3	137.7	697.4	559.7

EXCEPTIONAL ITEMS

During 3Q19 we recorded an expense of R$ 14.6 million in exceptional items (compared to an expense of R$ 12.8 million in 3Q18), mainly explained by restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

In 9M19, exceptional items totaled an expense of R$ 66.9 million, compared to an income of R$ 16.9 million in the previous year.

Exceptional items	3Q18	3Q19	YTD18	YTD19
R$ million

Result from exchange transaction of shareholdings	(22.1)		28.7
Restructuring	11.3	(13.1)	(84.6)	(64.1)
Disposal of subsidiary	2.2		77.0
IAS 29 (hyperinflation) application effect	(4.2)	(1.4)	(4.2)	(2.7)

Exceptional items	(12.8)	(14.6)	16.9	(66.9)

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 18

NET FINANCE RESULTS

Net finance results totaled an expense of R$ 305.8 million (-53.7%) in the quarter, explained by:

•        Interest income of R$ 625.9 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars and the recovery of a tax claim;

•        Interest expenses of R$ 393.8 million, which include interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT, as well as a non-cash accrual of approximately R$ 60 million related to the put option associated with our investment in the Dominican Republic;

•        R$ 311.7 million of losses on derivative instruments, explained by (i) the increase of FX hedges carry costs linked to our COGS and Capex exposure in Argentina; and (ii) losses related to equity swaps;

•        Losses on non-derivative instruments of R$ 290.8 million, mainly explained by non-cash intercompany FX variation, mostly linked to the Argentinean peso depreciation;

•        R$ 57.6 million of taxes on financial transactions;

•        R$ 121.3 million of other financial expenses, mainly explained by accruals on legal contingencies and pension plan expenses;

•        Exceptional financial income of R$ 173.7 million, explained by non-cash intercompany transactions;

•        R$ 69.9 million of non-cash financial income resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 21.

Net finance results	3Q18	3Q19	YTD18	YTD19
R$ million

Interest income	105.0	625.9	301.9	916.8
Interest expenses	(342.5)	(393.8)	(1,093.0)	(1,168.1)
Gains/(losses) on derivative instruments	(181.3)	(311.7)	(595.4)	(710.3)
Gains/(losses) on non-derivative instruments	(213.7)	(290.8)	(516.5)	(414.7)
Taxes on financial transactions	(38.7)	(57.6)	(234.6)	(130.3)
Other financial income/(expenses), net	(105.0)	(121.3)	(339.8)	(367.8)

Exceptional financial income		173.7		173.7
Exceptional financial expenses				(99.0)
Hyperinflation Argentina	115.4	69.9	115.4	254.5

Net finance results	(660.7)	(305.8)	(2,361.9)	(1,545.3)

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 19

DEBT BREAKDOWN

As of September 30, 2019, we held a net cash position of R$ 10,941.1 million (up from R$ 7,373.2 million as of December 31, 2018). Consolidated debt corresponded to R$ 4,090.2 million whereas cash and cash equivalents less bank overdrafts totaled R$ 15,016.9 million, up from R$ 11,463.5 million as of December 31, 2018. 2018 and 2019 figures reflect the impacts resulting from IFRS16 rules, and include leasing values of R$ 1,723 million in 2018 and of R$ 1,895 million in 2019.

Debt breakdown	December 31, 2018			September 30, 2019
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	575.2	1,697.0	2,272.2	408.5	1,837.3	2,245.8
Foreign Currency	1,366.0	465.4	1,831.5	1,311.3	533.0	1,844.3
Consolidated Debt	1,941.2	2,162.4	4,103.7	1,719.8	2,370.3	4,090.2

Cash and Cash Equivalents less Bank Overdrafts			11,463.5			15,016.9
Current Investment Securities			13.4			14.3

Net debt/(cash)			(7,373.2)			(10,941.1)

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 20

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The weighted nominal tax rate for the quarter was 28.8%, compared to 27.9% in 3Q18. The effective tax rate in 3Q19 was 7.9%.

In 9M19, the normalized effective tax rate was 13.3% versus 7.6% last year.

The table below demonstrates the reconciliation for income tax and social contribution provision.

Income tax and social contribution	3Q18	3Q19	YTD18	YTD19
R$ million

Profit before tax	2,744.2	2,826.4	8,530.1	9,188.0

Adjustment on taxable basis
Non-taxable net financial and other income	(241.4)	(676.2)	(294.9)	(805.5)
Goverment grants (VAT)	(436.9)	(372.4)	(1,288.7)	(1,298.2)
Share of results of joint ventures	3.3	8.2	0.1	11.1
Expenses not deductible	75.4	70.6	175.1	199.0
Foreign profits taxed in Brazil	(132.9)	(141.0)	(447.3)	(149.5)
	2,011.7	1,715.8	6,674.4	7,144.8
Aggregated weighted nominal tax rate	27.9%	28.8%	29.1%	29.1%
Taxes – nominal rate	(561.7)	(493.8)	(1,943.0)	(2,080.5)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	538.1	383.7	1,263.3	1,139.7
Tax benefit - amortization on tax books	17.9	19.4	54.5	61.2
Argentina's hyperinflation effect	(87.6)	(1.0)	(87.6)	(39.2)
Other tax adjustments	234.3	(130.3)	66.7	(299.8)

Income tax and social contribution expense	141.1	(222.0)	(646.1)	(1,218.6)
Effective tax rate	-5.1%	7.9%	7.6%	13.3%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2019.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,357,940	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,391,864,418	27.9%
Outstanding	15,730,209,659	100.0%
Treasury	3,365,630
TOTAL	15,733,575,289
Free float B3	3,143,807,667	20.0%
Free float NYSE	1,248,056,751	7.9%

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 21

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., September 30, 2019 closing rate for 3Q19 and YTD19 results).

In each applicable section of this press release, we introduced the column named “3Q18 Pro Forma”, in which results, up to Normalized EBIT, were adjusted for the corresponding impacts specific to the three months of 3Q18, as if the Company had reported its results applying hyperinflation accounting in the previous periods. “3Q18” and “YTD 18” columns include the impacts corresponding to the first nine months of 2018, as reported at the time, restated for IFRS 16/CPC 06 (R2) effects. “YTD 18” and “YTD 18 Pro Forma” contain the same figures.

The 9M19 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 9M19 results against a dedicated line in the finance results; and (ii) the difference between the translation of the 9M19 results at the closing exchange rate of September 30, 2019 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 3Q19 results under Hyperinflation Accounting are calculated as the difference between reported 9M19 and HY19 results.

The impacts in 3Q18 Pro Forma, YTD18, 3Q19, and YTD19 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	3Q18 Pro Forma	3Q19	YTD18 Pro Forma	YTD19
Indexation(1)	212.1	186.9	425.9	412.8
Currency(2)	(1,034.0)	(562.3)	(1,668.4)	(681.9)
Total Impact	(821.9)	(375.4)	(1,242.5)	(269.1)

Normalized EBITDA
R$ million	3Q18 Pro Forma	3Q19	YTD18 Pro Forma	YTD19
Indexation(1)	83.1	78.6	150.1	171.4
Currency(2)	(451.8)	(246.8)	(725.1)	(300.7)
Total Impact	(368.7)	(168.2)	(575.0)	(129.3)

BRLARS average rate			6.4632	11.0709
BRLARS closing rate	10.2142	13.8218	10.2142	13.8218

(1)     Indexation calculated at each period’s closing exchange rate.

(2)     Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 must be reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 3Q19, the application of Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 69.9 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 55.3 million; (iii) a negative impact on the Normalized Profit of R$13.7 million; and (iv) no material impact on EPS, as well as on Normalized EPS. In 9M19, the impacts were (i) a positive R$ 254.5 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 69.1 million; (iii) a negative impact on the Normalized Profit of R$ 27.2 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 22

The 3Q results are calculated by deducting from the 9M results the HY results as published. As a consequence, LAS and Consolidated 3Q19 and 3Q18 results are impacted by the adjustment of HY results for the cumulative inflation between June 30 and September 30, as well as by the translation of HY results at the 9M closing exchange rate, of September 30, as follows:

LAS - HY Pro Forma As reported	HY18 Pro Forma	Scope	Currency Translation	Organic Growth	HY19	% Organic
Net revenue	5,059.4	60.1	(961.6)	652.2	4,810.1	13.0%
COGS	(2,162.9)	(22.6)	299.5	46.4	(1,839.6)	-2.2%
COGS excl. deprec. & amort.	(1,770.4)	(22.6)	208.9	82.1	(1,502.0)	-4.7%
Gross profit	2,896.5	37.5	(662.1)	698.6	2,970.5	24.4%
SG&A excl. deprec. & amort.	(1,173.2)	(30.7)	270.3	(234.3)	(1,167.8)	20.0%
SG&A deprec. & amort.	(204.6)		46.2	9.9	(148.6)	-4.8%
SG&A total	(1,377.8)	(30.7)	316.5	(224.4)	(1,316.4)	16.3%
Other operating income/(expenses)	(41.0)		17.3	(3.6)	(27.3)	8.8%
Normalized EBIT	1,477.7	6.8	(328.3)	470.6	1,626.8	32.4%
Normalized EBITDA	2,074.8	6.8	(465.0)	496.4	2,113.0	24.2%

LAS - HY Pro Forma Recalculated at 9M exchange rates	HY18 Pro Forma	Scope	Currency Translation	Organic Growth	HY19	% Organic
Net revenue	4,593.3	50.7	(575.6)	463.3	4,531.6	10.1%
COGS	(1,973.3)	(18.6)	176.1	65.0	(1,750.8)	-3.3%
COGS excl. deprec. & amort.	(1,626.5)	(18.6)	120.2	87.8	(1,437.0)	-5.4%
Gross profit	2,620.0	32.1	(399.5)	528.2	2,780.8	20.3%
SG&A excl. deprec. & amort.	(1,058.1)	(24.8)	168.5	(178.8)	(1,093.2)	16.9%
SG&A deprec. & amort.	(178.0)		29.1	12.0	(136.9)	-6.7%
SG&A total	(1,236.1)	(24.8)	197.6	(166.8)	(1,230.1)	13.5%
Other operating income/(expenses)	(35.3)		11.5	0.6	(23.3)	-1.7%
Normalized EBIT	1,348.6	7.3	(190.4)	362.0	1,527.4	27.2%
Normalized EBITDA	1,873.4	7.3	(275.4)	372.8	1,978.1	20.1%

LAS - HY Pro Forma Recalculation impact in 3Q	HY18 Pro Forma	Scope	Currency Translation	Organic Growth	HY19	% Organic
Net revenue	(466.1)	(9.4)	386.0	(188.9)	(278.5)
COGS	189.6	4.0	(123.4)	18.6	88.8
COGS excl. deprec. & amort.	143.9	4.0	(88.7)	5.7	65.0
Gross profit	(276.5)	(5.4)	262.6	(170.4)	(189.7)
SG&A excl. deprec. & amort.	115.1	5.9	(101.8)	55.5	74.6
SG&A deprec. & amort.	26.6		(17.0)	2.2	11.7
SG&A total	141.8	5.9	(118.9)	57.6	86.3
Other operating income/(expenses)	5.7		(5.8)	4.2	4.0
Normalized EBIT	(129.1)	0.5	137.9	(108.6)	(99.3)
Normalized EBITDA	(201.4)	0.5	189.6	(123.6)	(134.9)

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 HY Impact”. Organic percentage growth rates for 3Q19 are calculated by considering the “Organic growth” reported in the tables in the applicable sections, over “3Q18 Pro Forma” base adjusted for the HY18 recalculation.

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Third Quarter 2019 Results October 25, 2019 Page | 23

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q18	3Q19	YTD18	YTD19
R$ million

Profit - Ambev holders	2,824.4	2,497.7	7,634.4	7,680.3
Non-controlling interest	60.9	106.7	249.6	289.1
Income tax expense	(141.1)	222.0	646.1	1,218.6
Profit before taxes	2,744.2	2,826.4	8,530.1	9,188.0
Share of results of joint ventures	3.3	8.2	0.1	11.1
Net finance results	660.7	305.8	2,361.9	1,545.3
Exceptional items	12.8	14.6	(16.9)	66.9
Normalized EBIT	3,421.1	3,155.0	10,875.2	10,811.3
Depreciation & amortization - total	1,172.4	1,255.5	3,178.9	3,411.1
Normalized EBITDA	4,593.5	4,410.5	14,054.1	14,222.4

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 24

Q3 2019 EARNINGS CONFERENCE CALL

Speakers:	Bernardo Paiva Chief Executive Officer Fernando Tennenbaum Chief Financial and Investor Relations Officer
Language:	English
Date:	October 25, 2019 (Friday)
Time:	12:00 (Brasília time) 11:00 (EST)
Phone number:	US participants International participants	+1 (844) 435-0325 +1 (412) 317-6367
Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcastlite.mziq.com/cover.html?webcastId=2b78fbd3-b0ea-48ff-aeeb-b6232804b528

A slide presentation will be available for download in our website (ri.ambev.com.br), as well as at the webcast platform through the link above.

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10135032 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Thiago Levy +55 (11) 2122-1415 thiago.levy@ambev.com.br	Elisa Lima +55 (11) 2122-1414 elisa.lima@ambev.com.br

ri.ambev.com.br

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 25

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2018 (3Q18). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 26

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q18	3Q19%		3Q18	3Q19%		3Q18	3Q19%		3Q18	3Q19%		3Q18	3Q19%		3Q18	3Q19%		3Q18	3Q19%
Volume (000 hl)	17,912.0	17,417.3	-2.8%	5,940.7	6,328.9	6.5%	23,852.7	23,746.2	-0.4%	3,350.9	3,445.1	2.8%	7,444.0	7,891.9	6.0%	2,846.9	2,702.5	-5.1%	37,494.5	37,785.7	0.8%

R$ million
Net revenue	5,256.8	5,313.9	1.1%	904.0	1,026.7	13.6%	6,160.8	6,340.6	2.9%	1,572.1	1,656.9	6.8%	1,290.1	1,971.4	22.3%	2,040.8	1,988.8	-3.2%	11,063.7	11,957.7	5.9%
% of total	47.5%	44.4%		8.2%	8.6%		55.7%	53.0%		14.2%	13.9%		11.7%	16.5%		18.4%	16.6%		100.0%	100.0%
COGS	(1,914.2)	(2,285.6)	19.4%	(345.9)	(538.4)	55.7%	(2,260.0)	(2,824.0)	25.0%	(719.1)	(726.2)	2.2%	(685.3)	(897.7)	40.2%	(701.4)	(781.8)	10.3%	(4,365.8)	(5,229.7)	21.8%
% of total	43.8%	43.7%		7.9%	10.3%		51.8%	54.0%		16.5%	13.9%		15.7%	17.2%		16.1%	14.9%		100.0%	100.0%
Gross profit	3,342.6	3,028.3	-9.4%	558.1	488.3	-12.5%	3,900.7	3,516.5	-9.8%	852.9	930.7	10.6%	604.9	1,073.7	11.4%	1,339.4	1,207.0	-10.3%	6,697.9	6,727.9	-3.7%
% of total	49.9%	45.0%		8.3%	7.3%		58.2%	52.3%		12.7%	13.8%		9.0%	16.0%		20.0%	17.9%		100.0%	100.0%
SG&A	(1,706.5)	(1,755.6)	2.9%	(261.9)	(337.3)	28.8%	(1,968.4)	(2,092.9)	6.3%	(392.3)	(374.0)	-3.6%	(362.2)	(492.7)	29.1%	(752.2)	(751.0)	-0.8%	(3,475.1)	(3,710.6)	7.2%
% of total	49.1%	47.3%		7.5%	9.1%		56.6%	56.4%		11.3%	10.1%		10.4%	13.3%		21.6%	20.2%		100.0%	100.0%
Other operating income/(expenses)	111.1	127.8	15.1%	90.6	24.3	-73.1%	201.6	152.1	-24.6%	3.3	(3.4)	-125.5%	(12.4)	(5.3)	-20.0%	5.8	(5.7)	nm	198.3	137.7	-31.8%
% of total	56.0%	92.8%		45.7%	17.7%		101.7%	110.4%		1.6%	-2.4%		-6.3%	-3.8%		2.9%	-4.2%		100.0%	100.0%
Normalized EBIT	1,747.1	1,400.4	-19.8%	386.8	175.3	-54.7%	2,134.0	1,575.8	-26.2%	463.9	553.3	21.7%	230.3	575.7	0.0%	593.0	450.2	-24.2%	3,421.1	3,155.0	-15.0%
% of total	51.1%	44.4%		11.3%	5.6%		62.4%	49.9%		13.6%	17.5%		6.7%	18.2%		17.3%	14.3%		100.0%	100.0%
Normalized EBITDA	2,304.7	2,143.5	-7.0%	468.3	261.1	-44.3%	2,773.0	2,404.6	-13.3%	584.0	688.1	20.1%	576.1	752.5	7.9%	660.3	565.3	-14.9%	4,593.5	4,410.5	-5.4%
% of total	50.2%	48.6%		10.2%	5.9%		60.4%	54.5%		12.7%	15.6%		12.5%	17.1%		14.4%	12.8%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.4%	-43.0%		-38.3%	-52.4%		-36.7%	-44.5%		-45.7%	-43.8%		-53.1%	-45.5%		-34.4%	-39.3%		-39.5%	-43.7%
Gross profit	63.6%	57.0%		61.7%	47.6%		63.3%	55.5%		54.3%	56.2%		46.9%	54.5%		65.6%	60.7%		60.5%	56.3%
SG&A	-32.5%	-33.0%		-29.0%	-32.9%		-32.0%	-33.0%		-25.0%	-22.6%		-28.1%	-25.0%		-36.9%	-37.8%		-31.4%	-31.0%
Other operating income/(expenses)	2.1%	2.4%		10.0%	2.4%		3.3%	2.4%		0.2%	-0.2%		-1.0%	-0.3%		0.3%	-0.3%		1.8%	1.2%
Normalized EBIT	33.2%	26.4%		42.8%	17.1%		34.6%	24.9%		29.5%	33.4%		17.8%	29.2%		29.1%	22.6%		30.9%	26.4%
Normalized EBITDA	43.8%	40.3%		51.8%	25.4%		45.0%	37.9%		37.1%	41.5%		44.7%	38.2%		32.4%	28.4%		41.5%	36.9%

Per hectoliter - (R$/hl)
Net revenue	293.5	305.1	4.0%	152.2	162.2	6.6%	258.3	267.0	3.4%	469.2	480.9	3.8%	173.3	249.8	15.3%	716.8	735.9	2.0%	295.1	316.5	3.8%
COGS	(106.9)	(131.2)	22.8%	(58.2)	(85.1)	46.1%	(94.7)	(118.9)	25.5%	(214.6)	(210.8)	-0.6%	(92.1)	(113.8)	32.3%	(246.4)	(289.3)	16.2%	(116.4)	(138.4)	20.9%
Gross profit	186.6	173.9	-6.8%	93.9	77.2	-17.9%	163.5	148.1	-9.4%	254.5	270.1	7.6%	81.3	136.0	-7.1%	470.5	446.6	-5.5%	178.6	178.1	-7.0%
SG&A	(95.3)	(100.8)	5.8%	(44.1)	(53.3)	20.9%	(82.5)	(88.1)	6.8%	(117.1)	(108.6)	-6.2%	(48.7)	(62.4)	18.0%	(264.2)	(277.9)	4.5%	(92.7)	(98.2)	5.0%
Other operating income/(expenses)	6.2	7.3	18.3%	15.2	3.8	-74.8%	8.5	6.4	-24.2%	1.0	(1.0)	-124.8%	(1.7)	(0.7)	-85.2%	2.0	(2.1)	nm	5.3	3.6	-29.4%
Normalized EBIT	97.5	80.4	-17.6%	65.1	27.7	-57.5%	89.5	66.4	-25.8%	138.4	160.6	18.4%	30.9	72.9	-21.1%	208.3	166.6	-20.1%	91.2	83.5	-19.0%
Normalized EBITDA	128.7	123.1	-4.4%	78.8	41.2	-47.7%	116.3	101.3	-12.9%	174.3	199.7	16.8%	77.4	95.3	-11.3%	231.9	209.2	-10.3%	122.5	116.7	-9.0%

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 27

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%
Volume (000 hl)	54,520.5	56,666.0	3.9%	17,137.3	18,748.9	9.4%	71,657.7	75,414.9	5.2%	9,525.7	10,069.8	5.7%	24,105.3	23,114.1	-4.9%	7,672.3	7,348.6	-4.2%	112,961.1	115,947.3	2.5%

R$ million
Net revenue	15,537.0	16,743.2	7.8%	2,626.9	3,087.9	17.5%	18,163.9	19,831.1	9.2%	4,099.3	4,804.8	10.0%	6,770.2	6,781.5	14.1%	5,180.1	5,325.5	-2.4%	34,213.5	36,742.9	8.5%
% of total	45.4%	45.6%		7.7%	8.4%		53.1%	54.0%		12.0%	13.1%		19.8%	18.5%		15.1%	14.5%		100.0%	100.0%
COGS	(5,598.0)	(6,990.2)	24.9%	(1,202.0)	(1,500.8)	24.9%	(6,800.0)	(8,491.0)	24.9%	(1,779.1)	(2,090.4)	10.6%	(2,795.7)	(2,737.4)	9.5%	(1,829.3)	(1,980.0)	2.7%	(13,204.1)	(15,298.7)	16.6%
% of total	42.4%	45.7%		9.1%	9.8%		51.5%	55.5%		13.5%	13.7%		21.2%	17.9%		13.9%	12.9%		100.0%	100.0%
Gross profit	9,938.9	9,753.0	-1.9%	1,425.0	1,587.1	11.4%	11,363.9	11,340.1	-0.2%	2,320.3	2,714.4	9.6%	3,974.5	4,044.2	17.3%	3,350.8	3,345.5	-5.2%	21,009.5	21,444.2	3.4%
% of total	47.3%	45.5%		6.8%	7.4%		54.1%	52.9%		11.0%	12.7%		18.9%	18.9%		15.9%	15.6%		100.0%	100.0%
SG&A	(5,242.3)	(5,311.1)	1.3%	(789.1)	(970.6)	23.0%	(6,031.4)	(6,281.7)	4.2%	(1,082.7)	(1,078.8)	-6.8%	(1,775.1)	(1,809.1)	18.3%	(1,942.4)	(2,023.1)	-1.1%	(10,831.6)	(11,192.7)	4.4%
% of total	48.4%	47.5%		7.3%	8.7%		55.7%	56.1%		10.0%	9.6%		16.4%	16.2%		17.9%	18.1%		100.0%	100.0%
Other operating income/(expenses)	524.2	398.0	-24.1%	209.6	167.6	-20.1%	733.8	565.6	-22.9%	18.6	52.8	167.1%	(49.3)	(32.6)	-6.8%	(5.7)	(26.1)	nm	697.4	559.7	-21.9%
% of total	75.2%	71.1%		30.1%	29.9%		105.2%	101.0%		2.7%	9.4%		-7.1%	-5.8%		-0.8%	-4.7%		100.0%	100.0%
Normalized EBIT	5,220.8	4,839.9	-7.3%	845.5	784.1	-7.3%	6,066.3	5,624.0	-7.3%	1,256.2	1,688.4	26.2%	2,150.2	2,202.5	17.0%	1,402.6	1,296.4	-12.3%	10,875.2	10,811.3	0.7%
% of total	48.0%	44.8%		7.8%	7.3%		55.8%	52.0%		11.6%	15.6%		19.8%	20.4%		12.9%	12.0%		100.0%	100.0%
Normalized EBITDA	6,919.2	6,705.4	-3.1%	1,097.5	1,034.2	-5.8%	8,016.7	7,739.6	-3.5%	1,581.0	2,077.4	23.3%	2,857.3	2,865.5	15.9%	1,599.1	1,540.0	-8.6%	14,054.1	14,222.4	2.9%
% of total	49.2%	47.1%		7.8%	7.3%		57.0%	54.4%		11.2%	14.6%		20.3%	20.1%		11.4%	10.8%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.0%	-41.7%		-45.8%	-48.6%		-37.4%	-42.8%		-43.4%	-43.5%		-41.3%	-40.4%		-35.3%	-37.2%		-38.6%	-41.6%
Gross profit	64.0%	58.3%		54.2%	51.4%		62.6%	57.2%		56.6%	56.5%		58.7%	59.6%		64.7%	62.8%		61.4%	58.4%
SG&A	-33.7%	-31.7%		-30.0%	-31.4%		-33.2%	-31.7%		-26.4%	-22.5%		-26.2%	-26.7%		-37.5%	-38.0%		-31.7%	-30.5%
Other operating income/(expenses)	3.4%	2.4%		8.0%	5.4%		4.0%	2.9%		0.5%	1.1%		-0.7%	-0.5%		-0.1%	-0.5%		2.0%	1.5%
Normalized EBIT	33.6%	28.9%		32.2%	25.4%		33.4%	28.4%		30.6%	35.1%		31.8%	32.5%		27.1%	24.3%		31.8%	29.4%
Normalized EBITDA	44.5%	40.0%		41.8%	33.5%		44.1%	39.0%		38.6%	43.2%		42.2%	42.3%		30.9%	28.9%		41.1%	38.7%

Per hectoliter - (R$/hl)
Net revenue	285.0	295.5	3.7%	153.3	164.7	7.4%	253.5	263.0	3.7%	430.3	477.1	4.1%	280.9	293.4	19.8%	675.2	724.7	1.9%	302.9	316.9	5.9%
COGS	(102.7)	(123.4)	20.1%	(70.1)	(80.0)	14.1%	(94.9)	(112.6)	18.6%	(186.8)	(207.6)	4.6%	(116.0)	(118.4)	15.1%	(238.4)	(269.4)	7.3%	(116.9)	(131.9)	13.8%
Gross profit	182.3	172.1	-5.6%	83.2	84.7	1.8%	158.6	150.4	-5.2%	243.6	269.6	3.7%	164.9	175.0	23.0%	436.7	455.3	-1.1%	186.0	184.9	0.9%
SG&A	(96.2)	(93.7)	-2.5%	(46.0)	(51.8)	12.4%	(84.2)	(83.3)	-1.0%	(113.7)	(107.1)	-11.8%	(73.6)	(78.3)	24.3%	(253.2)	(275.3)	3.2%	(95.9)	(96.5)	1.9%
Other operating income/(expenses)	9.6	7.0	-26.9%	12.2	8.9	-26.9%	10.2	7.5	-26.8%	2.0	5.2	152.7%	(2.0)	(1.4)	-2.1%	(0.7)	(3.5)	nm	6.2	4.8	-23.8%
Normalized EBIT	95.8	85.4	-10.8%	49.3	41.8	-15.2%	84.7	74.6	-11.9%	131.9	167.7	19.3%	89.2	95.3	22.6%	182.8	176.4	-8.4%	96.3	93.2	-1.7%
Normalized EBITDA	126.9	118.3	-6.8%	64.0	55.2	-13.9%	111.9	102.6	-8.3%	166.0	206.3	16.6%	118.5	124.0	21.5%	208.4	209.6	-4.6%	124.4	122.7	0.4%

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 28

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2018	September 30, 2019

Assets
Current assets
Cash and cash equivalents	11,463.5	15,016.9
Investment securities	13.4	14.3
Derivative financial instruments	220.0	350.4
Trade receivables	4,879.3	4,236.3
Inventories	5,401.8	5,978.8
Income tax and social contributions receivable	1,285.4	737.2
Other taxes receivable	863.3	1,808.6
Other assets	1,202.9	861.5
	25,329.6	29,004.0

Non-current assets
Investment securities	147.3	166.1
Derivative financial instruments	34.9
Income tax and social contributions receivable	3,834.4	3,721.5
Deferred tax assets	2,064.7	3,761.8
Other taxes receivable	539.8	616.3
Other assets	1,687.4	1,615.0
Employee benefits	64.3	69.3
Investments in joint ventures	257.1	303.5
Property, plant and equipment	21,638.0	21,597.2
Intangible	5,840.6	6,328.6
Goodwill	34,276.2	35,292.1
	70,384.8	73,471.3

Total assets	95,714.4	102,475.3

Equity and liabilities
Current liabilities
Trade payables	14,050.0	12,394.4
Derivative financial instruments	679.3	310.5
Interest-bearing loans and borrowings	1,941.2	1,719.8
Payroll and social security payables	851.6	957.9
Dividends and interest on shareholder´s equity payable	807.0	987.0
Income tax and social contribution payable	1,558.6	1,520.8
Taxes and contributions payable	3,781.6	2,332.8
Put option granted on subsidiary and other liabilities	1,366.6	1,475.9
Provisions	173.0	143.3
	25,209.0	21,842.3

Non-current liabilities
Trade payables	126.1	337.3
Derivative financial instruments	2.5	0.5
Interest-bearing loans and borrowings	2,162.4	2,370.3
Deferred tax liabilities	2,424.6	2,368.7
Income tax and social contribution payable	2,227.8	2,033.4
Taxes and contributions payable	675.6	671.4
Put option granted on subsidiary and other liabilities	2,661.8	2,888.7
Provisions	426.2	464.6
Employee benefits	2,343.7	2,476.7
	13,050.6	13,611.5

Total liabilities	38,259.6	35,453.9

Equity
Issued capital	57,710.2	57,866.8
Reserves	70,122.6	70,120.7
Comprehensive income	(71,584.8)	(70,901.0)
Retained earnings		8,665.3
Equity attributable to equity holders of Ambev	56,248.0	65,751.8
Non-controlling interests	1,206.8	1,269.7
Total Equity	57,454.8	67,021.5

Total equity and liabilities	95,714.4	102,475.3

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 29

CONSOLIDATED INCOME STATEMENT	3Q18	3Q19	YTD18	YTD19
R$ million

Net revenue	11,063.7	11,957.7	34,213.5	36,742.9
Cost of goods sold	(4,365.8)	(5,229.7)	(13,204.1)	(15,298.7)
Gross profit	6,697.9	6,727.9	21,009.5	21,444.2

Distribution expenses	(1,548.7)	(1,717.9)	(4,715.8)	(4,994.7)
Sales and marketing expenses	(1,310.7)	(1,360.3)	(4,347.2)	(4,196.5)
Administrative expenses	(615.8)	(632.5)	(1,768.6)	(2,001.4)
Other operating income/(expenses)	198.3	137.7	697.4	559.7

Normalized EBIT	3,421.1	3,155.0	10,875.2	10,811.3

Exceptional items	(12.8)	(14.6)	16.9	(66.9)

Income from operations (EBIT)	3,408.3	3,140.5	10,892.1	10,744.4

Net finance results	(660.7)	(305.8)	(2,361.9)	(1,545.3)
Share of results of joint ventures	(3.3)	(8.2)	(0.1)	(11.1)

Profit before income tax	2,744.2	2,826.4	8,530.1	9,188.0

Income tax expense	141.1	(222.0)	(646.1)	(1,218.6)

Profit	2,885.4	2,604.4	7,884.0	7,969.4
Equity holders of Ambev	2,824.4	2,497.7	7,634.4	7,680.3
Non-controlling interest	60.9	106.7	249.6	289.1

Basic earnings per share (R$)	0.18	0.16	0.49	0.49
Diluted earnings per share (R$)	0.18	0.16	0.48	0.48

Normalized Profit	2,900.7	2,441.8	7,836.9	7,916.4

Normalized basic earnings per share (R$)	0.18	0.15	0.48	0.48
Normalized diluted earnings per share (R$)	0.18	0.15	0.48	0.48

Nº of basic shares outstanding (million of shares)	15,719.9	15,729.3	15,718.1	15,726.5
Nº of diluted shares outstanding (million if shares)	15,847.2	15,860.9	15,856.2	15,858.1

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2019 Results October 25, 2019 Page | 30

CONSOLIDATED STATEMENT OF CASH FLOWS	3Q18	3Q19	YTD18	YTD19
R$ million

Profit	2,885.4	2,604.4	7,884.0	7,969.4
Depreciation, amortization and impairment	1,172.2	1,255.5	3,180.0	3,411.1
Impairment losses on receivables and inventories	31.1	43.6	105.1	101.4
Additions/(reversals) in provisions and employee benefits	60.1	57.0	131.4	139.5
Net finance cost	660.7	305.8	2,361.9	1,545.3
Loss/(gain) on sale of property, plant and equipment and intangible assets	41.6	(25.4)	62.5	(59.2)
Equity-settled share-based payment expense	38.2	40.8	118.4	159.6
Income tax expense	(141.1)	222.0	646.1	1,218.6
Share of result of joint ventures	3.3	8.2	0.1	11.1
Other non-cash items included in the profit	(290.8)	(120.8)	(810.1)	(783.7)
Cash flow from operating activities before changes in working capital and provisions	4,460.6	4,391.1	13,679.3	13,713.2
(Increase)/decrease in trade and other receivables	625.8	(227.9)	425.4	253.1
(Increase)/decrease in inventories	(400.1)	178.6	(990.0)	(653.6)
Increase/(decrease) in trade and other payables	186.3	(86.3)	(1,892.7)	(2,082.4)
Cash generated from operations	4,872.6	4,255.4	11,222.1	11,230.3
Interest paid	(45.1)	(141.4)	(420.4)	(336.1)
Interest received	269.9	144.5	515.4	394.3
Dividends received	0.5	0.5	1.1	2.2
Income tax and social contributions paid	302.2	(707.0)	(1,762.5)	(2,544.4)
Cash flow from operating activities	5,400.0	3,552.2	9,555.7	8,746.4

Proceeds from sale of property, plant, equipment and intangible assets	5.1	26.5	40.2	67.2
Proceeds from sale of operations in subsidiaries		0.7		203.6
Acquisition of property, plant, equipment and intangible assets	(940.4)	(1,623.7)	(2,218.2)	(3,065.6)
Acquisition of subsidiaries, net of cash acquired	(39.2)	(4.4)	(142.0)	(79.3)
Acquisition of other investments		(45.5)	(5.0)	(45.5)
(Investments)/net proceeds of debt securities	(12.9)	(4.8)	(17.4)	(9.2)
Net proceeds/(acquisition) of other assets	(9.1)	2.9	(38.4)	2.9
Cash flow used in investing activities	(996.6)	(1,648.4)	(2,380.7)	(2,925.9)

Capital increase		9.1	6.2	12.8
Capital increase in non-controling		2.3		2.3
Proceeds/(repurchase) of shares	8.7	(14.3)	6.4	(17.0)
Acquisition of non-controlling interests	(0.0)	(0.1)	(3,060.5)	(0.5)
Proceeds from borrowings	1,629.7	28.8	5,093.0	900.1
Repayment of borrowings	(1,454.0)	(942.2)	(2,962.5)	(1,136.4)
Cash net finance costs other than interests	(277.7)	(89.0)	(580.9)	(1,105.9)
Payment of lease liabilities	(145.4)	(105.5)	(437.8)	(363.8)
Dividends and interest on shareholders’ equity paid	(2,538.5)	(163.6)	(3,684.8)	(227.0)
Cash flow used in financing activities	(2,777.3)	(1,274.4)	(5,621.0)	(1,935.5)

Net increase/(decrease) in Cash and cash equivalents	1,626.1	629.3	1,553.9	3,885.0
Cash and cash equivalents less bank overdrafts at beginning of period	10,618.7	14,195.5	10,352.7	11,463.5
Effect of exchange rate fluctuations	(42.8)	192.0	295.3	(331.6)
Cash and cash equivalents less bank overdrafts at end of period	12,202.0	15,016.9	12,202.0	15,016.9

AMBEV REPORTS 2019 THIRD QUARTER RESULTS UNDER IFRS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer